

Alex Damianou · 3rd
Political Economist & Founder (Techstars '21)
New York, New York, United States · Contact info
500+ connections

OpenAxis

McGill University

Experience

CEO / Founder
OpenAxis
Nov 2020 – Present · 1 yr
Tell stories with data. A Techstars portfolio company.

CEO / Founder
Talleyrand Advisors
Feb 2018 – Jan 2021 · 3 yrs
Macroeconomic & geopolitical advisory

National Policy Director
Yang2020
Sep 2019 – Feb 2020 · 6 mos
Andrew Yang's 2020 presidential campaign

Head of Research & Strategy
Jeddah Economic Company
Aug 2016 – Jan 2018 · 1 yr 6 mos
Jeddah, Saudi Arabia
Next generation smart city

Country Research Manager & Editor
Oxford Business Group
May 2013 – Aug 2016 · 3 yrs 4 mos
South Africa, Kenya, Ghana, United Arab Emirates, Saudi Arabia
Emerging markets publishing, economic research, and policy consultancy

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Education

McGill University
Bachelor of Commerce - BCom, International Management, International Relations, Political Economy
2008 – 2012
Activities and Societies: Varsity Men's Soccer

United Nations International School
International Baccalaureate (I.B.) Diploma, Economics
2004 – 2008

Volunteer experience

Innovation Policy & Foreign Policy Committees
Biden for President
Jul 2020 – Nov 2020 · 5 mos

Advisor
GeoQuant
Jul 2018 – Oct 2019 · 1 yr 4 mos
A.I. driven geopolitical risk platform

Founder in Residence
Antler
Apr 2020 – Jul 2020 · 4 mos
Global early-stage venture capital firm

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